January 30, 2008

Mail Stop 4561

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland 20901

   Re: Choice Hotels International, Inc.
     Definitive 14A
     Filed March 30, 2007
     File No. 001-13393

Dear Mr. Ledsinger:

  We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

  Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

  If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

       Sincerely,

       Jennifer Gowetski
       Attorney-Advisor

cc: Bret Limage *(via facsimile)*